Exhibit 99.1

ORIGIN AGRITECH ANNOUNCES SHAREHOLDER APPROVAL OF SALE OF

COMMERCIAL CORN SEED PRODUCTION AND

DISTRIBUTION BUSINESS

BEIJING, China – April 13, 2017 – Origin Agritech Ltd. (Nasdaq: SEED) announced the shareholders of the company voted to approve the agreement to sell its proprietary China-based commercial corn seed production and distribution business to Beijing Shihui Agricultural Development Co, Ltd (“Beijing Shihui”) at a special general meeting of shareholders held at the company’s office in Des Moines, Iowa today. This transaction was originally announced on September 27, 2016.

This transaction is expected to close in second half of 2017, subject to the satisfaction of certain customary closing conditions.

“This sale represents a critical milestone in repositioning Origin’s commercial seed business for stronger future growth,” said Dr. Bill Niebur, Origin CEO. “With approval from our shareholders, the new company will focus on further enhancing our leading agricultural biotechnology and corn seed breeding programs. As previously indicated, the proceeds will enable the company to accelerate the licensing of our biotech traits and elite seed germplasm to industry partners in China and build out our international seed-tech company model.”

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Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company’s control. Some of the important factors that could cause the company’s actual results to differ materially from those projected in any such forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance for our seed products; rules, regulations and policies affecting products based on biotechnology; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect products for the agriculture industry; and ability to protect and enforce the company’s intellectual property rights. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact Information

Bill Zima

Phone: (203) 682-8233

Email: bill.zima@icrinc.com